Exhibit 16.1

April 18, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read the first paragraph of Item 4 of Central European Distribution Corporation’s Current Report on Form 8-K/A dated March 18, 2003, and are in agreement that on March 18, 2003, Central European Distribution Corporation’s audit committee dismissed us as the registrant’s principal accountant. We further agree that our report on the registrant’s financial statements for fiscal 2001 and 2002 did not contain an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope or accounting principles. We are also in agreement with the statements contained in the second paragraph under Item 4 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/    Ernst and Young Audit Sp. z o.o.

Ernst and Young Audit Sp. z o.o.